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                                  EXHIBIT 2.1


                             FOR IMMEDIATE RELEASE


Subject:  Expiration Date for Tender Offer extended to 5:00 p.m.,
          Eastern Daylight Time, September 1, 1995.

Contact:  Thomas P. Baumann (619) 549-2922


        SAN DIEGO, CALIFORNIA, August 18, 1995 -- Beeba's Creations, Inc. (NASDAQ-BEBA) announced today that it has extended the expiration date of its recent tender offer for its shares until 5:00 p.m., Eastern Daylight Time, September 1, 1995. The original Offer to Purchase up to 1,200,000 shares of outstanding common stock for a cash price of $8.00 per share was to expire at 5:00 p.m. Eastern Daylight Time, August 18, 1995. All other terms and conditions to the tender offer remain unchanged.

Additional information may be obtained from the information agent for the offer, D.F. King & Co., Inc. at (800) 669-5550.